

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Stephen C. Smith
Chairman and Chief Executive Officer
Seaport Global Acquisition Corp
360 Madison Avenue, 20th Floor
New York, NY 10017

> **Re: Seaport Global Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed October 13, 2020**
> **File No. 333-249446**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 13, 2020

Exhibits

1. We note that your auditor's consent included as Exhibit 23.1 references the report dated September 9, 2020. However, the Report of Independent Registered Public Accounting Firm included on page F-2 is dated September 10, 2020. Please obtain and file a new consent from your auditor that references the correct report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser